May 12, 2005

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0308

450 Fifth Street, N.W.

Washington, D.C. 20549-0308

Attention:	H. Christopher Owings
David Mittelman
Scott Anderegg

Re:

Unified Western Grocers, Inc. (the “Company”)

Registration Statement on Form S-2

File No. 333-123220

Filed March 9, 2005

Post-Effective Amendment No. 2 to Registration Statement on Form S-2

File No. 333-108159

Filed March 9, 2005

Form 10-K for the fiscal year ended October 2, 2004

File No. 0-10815

Filed December 17, 2004

Form 10-Q for the fiscal quarter ended January 1, 2005

File No. 0-10815

Filed February 11, 2005

Ladies and Gentlemen:

On behalf of Unified Western Grocers, Inc. (the “Company”), we hereby transmit for filing Amendment No. 1 to the Company’s Registration Statement on Form S-2, Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-2 and Amendment No. 1 to the Company’s Annual Report on Form 10-K. We are also forwarding to you via Federal Express courtesy copies of this letter and the above-referenced amendments, which are marked to show referenced changes and additions.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated April 8, 2005, in respect of the above-referenced filings. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For ease of reference, the comments have been reproduced below in bold face and the responses have been set forth immediately below in italics. Please note that page number references in your comments may not refer to the same page number(s) in the applicable amendments.

Capitalized terms used, but not defined, in this letter shall have the meanings given to them in the applicable amendments.

Form S-2

General

1.	We note that you have registered one class of debt securities, the subordinated patrons’ deposit accounts. However, it appears that the rights of member-patrons and non-members differ under the terms of the debt security. For example, non-members are not required to execute a subordination agreement. Supplementally advise us how you determined that these are the same class of debt securities.

Response to Comment 1: The Company is seeking to register only the offer and sale of those deposits that secure a member’s obligation to pay the purchase price of Class B Shares. The Company is not seeking to register other deposits that arise in wholly commercial transactions because such deposits do not constitute “securities” under the Securities Act of 1933, as amended (the “Securities Act”).

The Company requires each member to hold Class B Shares having a value based upon the member’s average weekly purchases of products from the Company. These Class B Shares may be acquired over the five years following the year of admission as a member, if the member provides a subordinated cash deposit equal to the value of the Class B Share requirement. The Company is seeking to register the offer and sale of this initial deposit, referred to below as a “Required Deposit.”

Additional deposits can arise from a number of wholly commercial transactions:

•	Members may maintain deposits with the Company in excess of the Required Deposits. Excess deposits are not subordinated to senior indebtedness of the Company and do not secure the member’s Class B Share purchase requirement. Required Deposits also may be transferred into excess deposits in the event the purchase price of the Class B Shares (the payment of which is secured by the Required Deposits) is paid, whether through patronage dividends or otherwise. These excess deposits may arise in a number of other ways, including from the payment of patronage dividends.

•	Non-member customers and certain members may be required to provide a cash deposit to purchase products from the Company on credit terms. These deposits are also not subordinated to senior indebtedness of the Company.

The Company is seeking to register only that portion of a member’s deposit account that secures its obligation to pay the purchase price of its Class B Shares. The Company is not seeking to register the offer and sale of (i) deposits maintained by non-member customers, (ii) deposits maintained by members solely to secure the purchase of products from the Company on credit terms or (iii) member deposits in excess of the Required Deposit. The

Company believes that these deposits are simply cash deposits arising from routine commercial transactions. Accordingly, the Company does not believe that such deposits constitute “securities” subject to the Securities Act. The Company is not aware of any cooperative which registers under the Securities Act cash deposits arising in connection with the purchase of products on credit.

Prospectus Cover Page

2.	We remind you that the prospectus cover page should reflect plain English and contain only the information required by Item 501 of Regulation S-K or otherwise key to an investment decision. Accordingly, please revise to eliminate all defined terms and reduce detail more appropriate to the summary. In addition, in the prospectus summary, please also revise to eliminate all defined terms.

Response to Comment 2: The prospectus cover page has been revised to eliminate all defined terms and to reduce the level of detail to include only that which the Company believes to be essential to provide an understanding of the investment offered. In addition, the prospectus summary has been revised to eliminate all defined terms to the extent practicable.

Prospectus Summary, Page 2

3.	As currently drafted, this summary is difficult to understand. Please revise to more clearly summarize your business operations, financial condition, and securities offered. In particular, the revisions should avoid technical and legalistic discussions in favor of a disclosure that is understandable to a reader who lacks familiarity with you. As part of your revision, please eliminate all defined terms and embedded lists.

Response to Comment 3: The prospectus summary has been simplified to make it more readily understandable to a reader who lacks familiarity with the Company. In particular, the discussion of the Company’s business operations and securities offered have been more clearly summarized and captions have been added to separately identify and discuss membership requirements and investment and deposit requirements. In addition, a caption has been added referring readers to the financial information incorporated by reference from the Company’s SEC filings. All defined terms and embedded lists have been eliminated to the extent practicable.

4.	We note that in your prospectus you refer to “Members” and “member-patrons.” It appears from the context of your disclosures that Members and member-patrons refer to the same entities. If so, please use one term to describe these entities throughout your prospectus. If not, please provide additional disclosure to define the differences between these entities.

Response to Comment 4: Members and member-patrons do refer to the same entities. Accordingly, the prospectus has been revised to refer only to the term “Members.”

Forward-Looking Information, Page 5

5.	Please move this section to another part of the prospectus. The forepart of the prospectus should be limited to the cover page, summary, and the risk factor sections.

Response to Comment 5: This section has been moved to the end of Part I.

Risk Factors, Page 6

6.	In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to you in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	We are vulnerable to changes in general economic …, page 7
•	Litigation could lead to unexpected…, page 8
•	Our business is vulnerable to disruption by terrorist…, page 10

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Response to Comment 6: The Company has reviewed its entire risk factor section and has deleted several generic risks and revised others to discuss the specific risk associated with the grocery industry and the cooperative business environment.

7.	The market in which we operate…page 7. Currently, it appears that you are including more than one risk factor under this subheading. It appears there are several competitive risks for you. For example, there is the indirect risk to you of your customers competing against supercenter stores and losing market share and the direct risk to you that your larger customers may by-pass you and obtain products directly from manufactures. If material, they should be broken out into separate risk factors. Also, the risk associated with the union strike should be better defined in your disclosure and, if material, should be broken out into its own risk factor.

Response to Comment 7: The Company has divided this risk factor into separate risk factors in order to address four distinct risks related to the areas of competition and the potential loss of sales volume, specifically, (i) the risks from competitive markets, (ii) the risk of lost sales volume due to members’ losing market share, (iii) the risk of lost sales volume due to members’ purchasing directly from suppliers, and (iv) the risk of the Company not being able to replace lost strike-related volume, which could cause its sales performance to be negatively impacted when compared to fiscal 2004 results.

8.	Many of your risk factors are too vague to provide the reader with an understanding of the risk involved. Two examples of vague risk factors are on page 6, “[t]he minimum required cash deposit account does not bear interest” and “[y]our investment in a deposit account will not be secured…” Please present your risk factors in more concrete terms. Please review all of your risk factors and revise to describe the specific risk that may result from each of your risk factors with greater precision.

Response to Comment 8: The Company has reviewed all of the risk factors and, where necessary, has revised them to describe the specific risk with greater precision. Specifically, risk factors related to the fact that deposit accounts do not bear interest and are unsecured have been explained in further detail.

Method of Offering, Page 14

9.	With a view toward disclosure, please tell us in greater detail how you will offer these securities to potential purchasers, such as:

•	the types of communication you will use;

•	the method used to identify prospective member-patrons;

•	the availability of a preliminary prospectus or other written materials;

•	the payment of the purchase price; and

•	the relation to any concurrent offering of Class B shares.

Response to Comment 9: The Company’s marketing efforts are directed to the sale of grocery products to new and established operators of supermarkets. The Company does not offer membership interests through the publication of any advertisement, nor do the Company’s sales associates identify, or market membership interests to, prospective members. Marketing the sale of grocery products to new and established supermarket operators may include a discussion of pricing programs available to members and non-members. If a prospective customer or an existing non-member customer requests information concerning membership, the Company provides the membership application, together with the prospectus regarding the Required Deposits, the prospectus regarding the Class A, Class B and the Class E Shares, the most recent Annual Report on Form 10-K, the Proxy Statement on Schedule 14A (if portions are incorporated by reference into the Form 10-K), the most recent Quarterly Report on Form 10-Q and the form of subordination agreement. See the first paragraph following “Table of Contents.”

The Required Deposit may be paid either in full upon acceptance as a member or 75% upon acceptance and the balance over a 26-week period. See “Prospectus Summary – Class B Share Deposit Requirement” and “Description of Deposit Accounts – General.”

The Required Deposit is a portion of the member’s deposit account which secures the member’s obligation to pay the purchase price of the member’s Class B Shares. The member is required to purchase these shares over the five-year period following acceptance as a member.

Class B Shares are generally issued to members as a portion of patronage dividends. See “Description of Deposit Accounts - Patronage Dividends.” If a member does not hold the required amount of Class B Shares following the issuance of Class B Shares as part of the patronage dividend for any given fiscal year, then additional Class B Shares must be purchased in a quantity sufficient to satisfy the requirement. The purchase price for additional Class B Shares may be paid either by charging the member’s Required Deposit in an amount equal to the issuance value of the additional Class B Shares or by direct purchase by the member. If the Class B Shares issued as part of the member’s patronage dividend are sufficient to satisfy the Class B Share requirement, a corresponding portion of the Required Deposit is released from the subordination agreement and is then classified as an excess deposit. See “Description of Deposit Accounts – General.” The prospectus has been revised to clarify the method of paying the purchase price of the Required Deposits and the relationship between the Required Deposits and any Class B Shares issued as part of a patronage dividend.

10.	With a view toward disclosure, please tell us what evidence of ownership you will issue to purchasers and how you will track the issuance of the $50,000,000 of subordinated patrons’ deposit accounts.

Response to Comment 10: Deposits are recorded in the Company’s records by means of book entries, and no note, certificate or other instrument is issued as evidence of the deposits. After the close of each fiscal year, the Company provides each member with a statement showing patronage dividends allocated to the member’s deposit account. In addition, a member may request, by telephone or in writing, a summary of the recent additions, withdrawals and charges to the deposit account and the account balance. See “Description of Deposit Accounts – General.”

The Company can accurately track the issuance of Required Deposits against the amount of such deposits registered under the Securities Act through the individual member deposit accounts and summaries thereof. The prospectus has been revised to clarify the relationship between the Required Deposits and any Class B Shares issued as part of a patronage dividend.

Use of Proceeds, Page 13

11.	Please revise to more clearly articulate the intended use of proceeds, including an estimate of each possible bulleted-use listed. See Item 504 of Regulation S-K. Alternatively, if you have no specific plan for use of the proceeds, then revise to so state and discuss the principal reasons for the offering.

Response to Comment 11: The Required Deposits are intended to fund increased product purchases and the expansion of infrastructure required to support a new member in the cooperative. As disclosed in the prospectus, each member is required to own a number of Class B Shares having an issuance value equal to twice the member’s average weekly purchases, except for certain product categories that only require one times the average weekly purchases. The Class B Shares can be paid for over a five-year period if the member maintains the requisite subordinated cash deposit amount, or Required Deposit. Consequently, the Required Deposit is proportional to the additional volume of product purchases arising from the addition of a new member.

The prospectus has been amended to clarify that the Company does not have a specific plan for allocating the proceeds, but that the proceeds will be used for general corporate purposes, including working capital needs, which will support the increased expenses associated with a new member, including, but not limited to:

•	reduction of indebtedness;
•	capital expenditures, including purchasing and maintaining offices, warehouses and manufacturing facilities and equipment;

•	payroll expenses;

•	other administrative expenses;

•	purchases of raw materials;

•	advertising and marketing;

•	packaging; and

•	transportation.

The foregoing bullet points remain in the prospectus at the specific request of the State of Washington Department of Financial Institutions (Securities Division) in an effort to satisfy the Company’s blue-sky obligations with respect to the Partially Subordinated Patrons’ Deposit Accounts. In the opinion of the Washington examiner, these bullet points satisfy the requirements of WAC 460-16A-205(1)(s), a copy of which is attached to this letter. We respectfully submit that the proposed amendment allows the Company to comply with the requirement of both Item 504 of Regulation S-K and WAC 460-16A-205(1)(s).

Reduced Share Requirement, Page 20

12.	We note the temporary discontinuance of the Class B requirement. Please expand your disclosure to explain the reasons you decided to institute the discontinuance. Please also consider providing an appropriate risk factor disclosure.

Response to Comment 12: The Company requires each member to hold Class B Shares having a value based upon the member’s average weekly purchases of products from the Company. Effective March 31, 2005, the Company reduced the number of Class B Shares required to be held by a member, provided that such member pays for its purchases electronically on the due date and demonstrates credit worthiness. The purpose of the reduced Class B Share requirement (the “RBI”) is to encourage members to increase their product purchases by reducing the disincentive previously caused by the requirement that a corresponding greater number of Class B Shares be purchased.

Class B Shares are generally issued to members as a portion of patronage dividends. If a member does not hold the required amount of Class B Shares following the issuance of Class B Shares as a part of the patronage dividend for any given fiscal year, then additional Class B Shares must be purchased in a quantity sufficient to satisfy the requirement. The purchase price for additional Class B Shares may be paid either by charging the member’s Required Deposit in an amount equal to the issuance value of the additional Class B Shares or by direct purchase by the member.

In conjunction with adopting the RBI, the Company suspended, for fiscal 2004 only, the requirement that a member’s Required Deposit be charged to pay for additional Class B Shares required to satisfy any deficiency following the issuance of Class B Shares as part of the 2004 patronage dividend. This suspension did not apply to those members who were in the process of acquiring their initial Class B Shares over the five years following admission as members.

The RBI was implemented March 31, 2005, only 3½ months after the payment of the 2004 patronage dividend. The purpose of the limited suspension of the use of Required Deposits to acquire Class B Shares for fiscal 2004 was intended to avoid putting a member in the position of holding excess Class B Shares if it should elect the RBI. The issuance of the excess shares could either discourage the election of the RBI or result in the member requesting the redemption of excess shares shortly after their issuance, thereby creating additional administrative costs to the Company.

Management does not anticipate requesting the Board’s approval to suspend the use of the Required Deposits to pay for additional Class B Shares in the future, and believes that this was a one-time event solely due to the implementation of the new RBI approved in October 2004 and effective as of March 31, 2005. The above-captioned portion of the prospectus has been revised to disclose that the suspension was a one-time event.

Item 17, Undertakings, Page II-11

13.	Please revise to provide the full Item 512(a)(l)(ii) of regulation S-K undertaking.

Response to Comment 13: This section has been revised in accordance with the above-referenced instructions to Regulation S-K.

Exhibit 5.1

14.	We note that in the fifth and seventh paragraphs of the legal opinion that counsel has extensively qualified and assumed its opinion. The purpose and effect of these qualifications is unclear and may be so encompassing as to negate the opinion itself. Please advise or revise.

Response to Comment 14: Counsel have reviewed their opinion and agree that the qualifications contained in paragraphs five and seven are generic assumptions applicable to all legal opinions. Accordingly, counsel have agreed to delete any qualifications and assumptions that are not directly related to the specific securities being registered, including qualifications included in paragraphs four, five, seven and ten.

15.	We note the language in the second to last paragraph, “[t]he opinion expressed herein are given as of the date hereof,” and in the last paragraph, “[t]his opinion letter is rendered as of the date first written above, and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein.” Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitations from the opinion.

Response to Comment 15: Counsel’s opinion, revised as discussed in response to comment 14, is filed with the amendment to the registration statement and is dated as of this date.

Form S-2, Post-Effective Amendment No. 2

16.	As applicable, please revise your Form S-2, post-effective amendment 2, to address the comments above.

Response to Comment 16: The Form S-2 and Post-Effective Amendment No. 2 have been revised to address the comments above.

17.	Please update your Form S-2 to disclose - for example in a footnote to the calculation of registration fee table - the number of Class A, Class B and Class E shares you have sold as of the date of the post-effective amendment.

Response to Comment 17: Footnotes have been added to the fee table to indicate the number of shares of Class A, Class B and Class E sold by the Company as of the date of the post-effective amendment.

Form 10-K for the fiscal year ended October 2, 2004

Part II

Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, Page 16

18.	In future filings please include in your disclosure the frequency and amount of any cash dividend declared, if any, on each class of your common equity for the two most recent fiscal years. See Item 201 (c) of Regulation S-K.

Response to Comment 18: The Company will comply with Item 201(c) of Regulation S-K in future filings. Supplementally, the Company has not declared or distributed any cash dividends relative to its Class A, Class B or Class E shares for the two most recent fiscal years.

19.	Supplementally confirm that you currently do not have any equity compensation plans. See Item 201(d) of Regulation S-K.

Response to Comment 19: Supplementally, the Company has no compensation plans (including individual compensation arrangements) under which equity securities of the Company would be authorized for issuance.

Item 10. Directors and Executive Officers of the Registrant, Page 90

20.	We note that you have incorporated by reference from your proxy the business experience for each director. In future filings, please revise the description of the business experience for each director to provide a brief description of their experience during the last five years. See Item 401 (e) of Regulation S-K.

Response to Comment 20: The Company will revise the above-referenced business experience descriptions in future filings in accordance with Item 401(e) of Regulation S-K.

Signature Page

21.	Your Form 10-K is not signed as provided in the Form. Your signatures currently are under the caption that should apply to the person signing for the registrant. Other signatures should be below the relevant language in Form 10-K indicating that such persons are signing on behalf of the registrant and in the capacities indicated. Please amend your Form 10-K to provide for signatures as provided in the form. See Form 10-K and General Instruction D.(2)(a).

Response to Comment 21: The Company’s Form 10-K has been amended as requested. Please refer to the signature page included in Amendment No. 1 of the Company’s Form 10-K/A filed on May 11, 2005.

Exhibits 31.1 and 31.2

22.	Please amend your Form 10-K to correct your certifications. Please revise to ensure the form of these certifications is in the exact form specified in Item 601(b)(31) of Regulation S-K. In particular, please delete the title of the officer from the first sentence of each certification. The first sentence of the exhibit should simply state the officer’s name without reference to his title or the name of the registrant.

Response to Comment 22: The Company’s Form 10-K has been amended as requested. Please refer to the amended Exhibits 31.1 and 31.2 included in Amendment No. 1 of the Company’s Form 10-K/A filed on May 11, 2005.

Form 10-Q for the fiscal quarter ended January 1, 2005

Item 9A. Controls and Procedures, Page 40

23.	We note your statement that “Disclosure controls and procedures, no matter how well designed, can provide only reasonable assurance of achieving an entity’s disclosure objective.” In your future filings, state clearly, if true, that your CEO and CFO concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you can remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov.

Response to Comment 23: The Company will comply with the disclosure requirements referenced in SEC Release No. 33-8238 in future filings by stating that the CEO and CFO concluded that the Company’s disclosure controls and procedures are effective “at that reasonable assurance level.”

The Company is hopeful that the foregoing responds adequately to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (213) 617-5472.

Sincerely,

/s/ Kristy D. Palmquist
Kristy D. Palmquist, Esq.
on behalf of Sheppard Mullin Richter & Hampton LLP

Attachment 1: WAC 460-16A-205(1)

WAC 460-16A-205 Adoption of NASAA statements of policy. (1) In order to promote uniform regulation, the administrator adopts the following North American Securities Administrators Association (NASAA) statements of policy for offerings registering pursuant to RCW 21.20.180 or 21.20.210:

(a) Registration of publicly offered cattle feeding programs, as adopted September 17, 1980;

(b) Registration of commodity pool programs, as adopted with amendments through August 30, 1990;

(c) Equipment programs, as adopted with amendments through October 24, 1991;

(d) Registration of oil and gas programs, as adopted with amendments through October 24, 1991;

(e) Real estate investment trusts, as adopted with amendments through September 29, 1993;

(f) Real estate programs, as adopted with amendments through September 29, 1993;

(g) Loans and other material affiliated transactions, as adopted with amendments through November 18, 1997;

(h) Options and warrants, as adopted with amendments through September 28, 1999;

(i) Registration of direct participation programs - omnibus guidelines, as adopted March 29, 1992;

(j) Mortgage program guidelines, as adopted September 10, 1996;

(k) Church bonds, as adopted April 14, 2002;

(l) Health care facility offerings, pertaining to the offering of nonprofit health care facility bonds, as adopted April 5, 1985;

(m) Corporate securities definitions, as adopted September 28, 1999;

(n) Impoundment of proceeds, as adopted with amendments through September 28, 1999;

(o) Preferred stock, as adopted with amendments through April 27, 1997;

(p) Promotional shares, as adopted September 28, 1999, except that the term promotional shares shall be limited to those equity securities which were issued within the last three years and that all promotional shares in excess of twenty-five percent of the shares to be outstanding upon completion of the offering may be required to be deposited in escrow absent adequate justification that escrow of such shares is not in the public interest and not necessary for the protection of investors;

(q) Registration of asset-backed securities, as adopted October 25, 1995, except for offerings registering or required to register pursuant to chapter 460-33A WAC or RCW 21.20.705 through 21.20.855;

(r) Promoters’ equity investment, as adopted with amendments through April 27, 1997;

(s) Specificity in use of proceeds, as adopted September 28, 1999;

(t) Underwriting expenses, underwriter’s warrants, selling expenses, and selling security holders, as adopted with amendments through September 28, 1999;

(u) Unsound financial condition, as adopted September 28, 1999;

(v) Unequal voting rights, as adopted October 24, 1991;

(w) Guidelines for general obligation financing by religious denominations, as adopted April 17, 1994; and

(x) Risk disclosure guidelines, as adopted September 9, 2001.

(2) An offering registering pursuant to RCW 21.20.180 or 21.20.210 that falls within one or more of the statements of policy listed in subsection (1) of this section must comply with the requirements of said statement of policy or policies.

(3) The statements of policy referred to in subsection (1) of this section are found in CCH NASAA Reports published by Commerce Clearing House. Copies are also available at the office of the securities administrator.